

May 3, 2011

Paul J. Reilly
Chief Financial Officer
Arrow Electronics, Inc.
50 Marcus Drive
Melville, NY 11747

  Re: Arrow Electronics, Inc.
     Form 10-K for the fiscal year ended December 31, 2010
     Filed February 2, 2011
     File No. 001-04482

Dear Mr. Reilly:

  We have completed our review of your filings and do not have any further comments at this time.

        Sincerely,

        Brian Cascio
        Accounting Branch Chief